Exhibit 99.2

Petrobras Announces Price Determination for Previously Announced Exchange Offers by Petrobras International Finance Company

RIO DE JANEIRO, Brazil, January 22, 2007 – Petróleo Brasileiro S.A. (NYSE: PBR; Petrobras) and its wholly owned subsidiary Petrobras International Finance Company (PIFCo), in connection with the previously announced offers to exchange the five series of notes listed in the table below (Old Notes) for new notes (Reopening Notes) and a cash amount, announced PIFCo’s determination of the total exchange price, the reference treasury yield and the cash payment per $1,000 of Old Notes exchanged.

The total exchange price, reference treasury yield and cash payment per $1,000 of Old Notes were calculated as described in the applicable prospectus dated January 4, 2007 (Prospectus) and are summarized in the table below. The reference treasury yield and reopen issue price were determined for the Reopening Notes as described in the Prospectus and are listed in the second table below. All values were calculated as of 2:00 p.m., New York City time, on January 22, 2007.

PIFCo Notes	CUSIP/ISIN No.	Amount Tendered by Early Tender Date	Reference Treasury Security	Reference Treasury Yield	Cash Payment *	Accrued Interest*	Total Exchange Price*
12.375% Global Step- Up Notes due 2008	71645WAF8 / US71645WAF86	$7,184,000	4.625% due 3/31/08	5.046%	$104.98	$43.31	$1,079.56
9.875% Senior Notes due 2008	G7028BAA9 / USG7028BAA91; 71646FAA5 / US71646FAA57; 71646FAB3 / US71646FAB31	$12,871,000	2.625% due 5/15/08	4.989%	$63.60	$24.14	$1,057.35
9.75% Senior Notes due 2011	71645WAB7 / US71645WAB72; G7028BAB7 / USG7028BAB74; 71645WAA9 / US71645WAA99	$47,440,000	5.125% due 6/30/11	4.768%	$171.37	$8.40	$1,180.86
9.125% Global Notes due 2013	71645WAG6 / US71645WAG69	$123,674,000	4.250% due 8/15/13	4.751%	$172.42	$8.87	$1,181.44
7.750% Global Notes due 2014	71645WAJ0 / US71645WAJ09	$200,800,000	4.250% due 8/15/14	4.765%	$120.46	$30.57	$1,107.78

The following table should be used in connection with the calculation of the Reopen Issue Price of the Reopening Notes and the yield to maturity of the Original 2016 Notes for the Qualified Reopening Condition, as set forth in the Prospectus:

PIFCo Notes	CUSIP/ISIN No.	Reference Treasury Security	Reference Treasury Yield	Accrued Interest *	Reopen Issue Price*
6.125% Global Notes due 2016	71645WAL5/US71645WAL54	4.625% due 11/15/16	4.761%	$20.59	$997.30

   * Per $1,000 principal amount

The exchange offers are scheduled to expire at 12:00 midnight, New York City time, on February 2, 2007, unless extended or earlier terminated. Further terms and conditions of the exchange offers are described in the Prospectus.

PIFCo has retained Morgan Stanley & Co., Incorporated and UBS Securities LLC to act as dealer managers for the offers, The Bank of New York to act as exchange agent for the offers, The Bank of New York (Luxembourg) S.A. to serve as Luxembourg agent for the offers and D.F. King & Co., Inc. to act as information agent for the offers.

Requests for documents (including the prospectus) may be directed to D.F. King & Co., Inc. by telephone at (212) 269-5550 for banks and brokers or at (800) 859-8508 for all others, or in writing at 48 Wall Street, 22nd Floor, New York, New York 10005. These documents contain important information, and holders should read them carefully before making any investment decision.

Questions regarding the offers may be directed to Morgan Stanley & Co., Incorporated at (800) 624-1800 (in the United States) or (212) 761-1864 (outside the United States) and UBS Securities LLC at (888) 722-9555, ext. 4210 (in the United States) or (203) 719-4210 (outside the United States).

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offers are being made solely by the offer to purchase and related letter of transmittal. The offers shall not be made in any such jurisdiction in which they are not permitted to be made under applicable law.